15045333

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44734

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 MM/DD/YY AND ENDING 12/31/2014 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JRM Securities, dba Madden, John Jr. Richard

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1103 Powell Avenue
(No. and Street)

Erie, PA 16505
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John R. Marsden, Jr. (814) 836-1800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Root, Spitznas + Smiley, Inc.
(Name – *if individual, state last, first, middle name*)

5473 Village Common Drive Suite 205 Erie PA 16506
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 18 2015
REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John R. Marsden, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JRM Securities, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Suzan L. Collier, Notary Public
City of Erie, Erie County
My Commission Expires Sept. 13, 2017
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

[signature]
Signature

Proprietor
Title

Suzan L. Collier
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Statement of Cash Flows

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT
JRM SECURITIES
December 31, 2014

Root, Spitznas & Smiley, Inc.
Certified Public Accountants

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT
JRM SECURITIES
December 31, 2014

C O N T E N T S

	Page
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes In Proprietor's Capital	5
Statement of Cash Flows	6
Notes to Financial Statements	7
SUPPLEMENTAL INFORMATION	
SCHEDULE I - Computation of Net Capital	9
SCHEDULE II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	10
SCHEDULE III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3	11
SCHEDULE IV - Reconciliation of the Computation of Net Capital and the Computation for Determination of Reserve Requirements under Rule 15c3-3	12
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE	13

Root, Spitznas & Smiley, Inc.
Certified Public Accountants
5473 Village Common Drive, Suite 205
Erie, Pennsylvania 16506-4961
814-453-7731
FAX: 814-455-6799

Michael N. Barko, CPA
J. Randolph Gehrlein, CPA
James T. Scavona, CPA

Independent Auditor's Report

Proprietor
JRM Securities

Report on the Financial Statements

We have audited the accompanying statement of financial condition of JRM Securities as of December 31, 2014 and the related statements of income, changes in proprietor's capital and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Proprietorship's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Proprietorship's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JRM Securities as of December 31, 2014 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Root Spitznas & Smiley Inc

ROOT, SPITZNAS & SMILEY, INC.
January 27, 2015

FINANCIAL STATEMENTS

JRM SECURITIES

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS

CURRENT ASSETS	
Cash	$57,299
Accounts receivable	2,160
Office equipment, net of accumulated depreciation of $3,851	2,731
Total assets	$62,190

LIABILITIES

Accounts payable	$ 226
Total liabilities	

PROPRIETOR'S CAPITAL

Proprietor's capital	61,964
	$62,190

The accompanying notes are an integral part of these statements.

JRM SECURITIES

STATEMENT OF INCOME

Year ended December 31, 2014

Revenue	
Commissions	$22,253
Interest income	50
Total revenue	22,303
Operating expenses	
Regulatory fees	2,030
Office expenses	660
Real estate taxes	2,089
Utilities	1,418
Telephone	1,123
Professional fees	1,500
Depreciation	660
Total operating expenses	9,480
Income before income taxes	12,823
Income taxes	-
NET INCOME	$12,823

The accompanying notes are an integral part of these statements.

JRM SECURITIES

STATEMENT OF CHANGES IN PROPRIETOR'S CAPITAL

Year ended December 31, 2014

Balance at January 1, 2014	$55,691
Net income	12,823
Withdrawals by owner	(6,550)
Balance at December 31, 2014	$61,964

The accompanying notes are an integral part of these statements.

JRM SECURITIES

STATEMENT OF CASH FLOWS

Year ended December 31, 2014

Cash flows from operating activities:	
Net income	$12,823
Adjustment to reconcile net income to net cash provided by operating activities:	
Depreciation	660
Change in assets and liabilities:	
Increase in accounts receivable	(22)
Increase in accounts payable	36
Net cash provided by operating activities	13,497
Cash flows from investing activities:	
Withdrawals by owner	6,550
Net cash used in investing activities	6,550
Net increase in cash	6,947
Cash at beginning of year	50,352
Cash at end of year	$57,299

Cash paid during the year for:

Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. Nature of Operations

The Proprietorship is a FINRA registered broker/dealer located in Erie, Pennsylvania whose business activities relate to the offer and sale of mutual funds to clients primarily in Northwestern Pennsylvania.

2. Estimates in Financial Statements

In preparing financial statements in conformity with U.S. generally accepted accounting principles, the Proprietorship makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Income Taxes

The Proprietorship itself is not a tax paying entity for purposes of federal and state income taxes. Federal and state income taxes of the Proprietor are completed on his total income from all sources; accordingly, no provision for income taxes is made in these statements.

The Proprietorship abides by the provisions of FASB ASC 740, Income Taxes. FASB ASC 740 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in a tax return. The Proprietorship records any related interest expense and penalties, if any, as a tax expense. For the year ended December 31, 2014 there were no unrecognized tax benefits or interest and penalty expense incurred. Tax years that remain subject to examination are years 2011 and forward.

4. Concentration of Credit Risk

The Proprietorship maintains cash balances in one financial institution located in Erie, Pennsylvania. The Proprietorship's balance does not exceed the federally insured maximum of $250,000, has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. The Proprietorship's accounts receivable consist of commissions and trails revenue from various investment companies. The Proprietor closely monitors outstanding balances, collection losses have been historically immaterial and the Proprietor is not aware of any customer disputes or financial difficulties.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

5. Cash Equivalents

For purposes of the statements of cash flows, the Proprietorship considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

6. Office Equipment and Related Depreciation

The Proprietorship depreciates its office equipment by use of the straight line method at rates sufficient to write off the cost of such assets over their estimated useful lives. Maintenance and repairs are charged to expense as incurred; renewals and betterments are capitalized.

7. Date of Management's Review

The Proprietor has evaluated subsequent events through January 27, 2015, the date the financial statements were available to be issued.

NOTE B - NET CAPITAL REQUIREMENTS

The Proprietorship is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014 the Proprietorship had net capital of $59,233, which was $54,233 in excess of its required net capital of $5,000. The Proprietorship's net capital ratio was .004 to 1.

SUPPLEMENTAL INFORMATION

JRM SECURITIES
SCHEDULE I
COMPUTATION OF NET CAPITAL

Year ended December 31, 2014

COMPUTATION OF NET CAPITAL

Total proprietorship's capital	$61,964
Less proprietorship's capital not allowable	-
Total proprietorship's capital qualified for Net Capital	61,964
Additions	-
Total capital and allowable subordinate liabilities	61,964
Deductions and/or charges:	
Total nonallowable assets	(2,731)
Other additions and/or credits	-
Net capital before haircuts on securities positions	59,233
Haircuts on securities	-
Net Capital	$59,233

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities	$ 226
Additions	-
Total aggregate indebtedness	$ 226
Percentage of aggregate indebtedness to net capital	.38%

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 15
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$54,233
Excess net capital at 120%	$53,233

No material differences exist between the above computations and those reported on the unaudited FOCUS report.

JRM SECURITIES
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

Year ended December 31, 2014

This schedule is not applicable for JRM Securities as it claims a K(1) exemption.

JRM SECURITIES
SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Year ended December 31, 2014

This schedule is not applicable for JRM Securities as it claims a K(1) exemption.

JRM SECURITIES
SCHEDULE IV
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL AND THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

Year ended December 31, 2014

This schedule is not applicable for JRM Securities as it claims a K(1) exemption.

Root, Spitznas & Smiley, Inc.
Certified Public Accountants
5473 Village Common Drive, Suite 205
Erie, Pennsylvania 16506-4961
814-453-7731
FAX: 814-455-6799

Michael N. Barko, CPA
J. Randolph Gehrlein, CPA
James T. Scavona, CPA

Independent Auditor's Report on Internal Control Structure

Proprietor
JRM Securities

In planning and performing our audit of the financial statements and supplemental schedules of JRM Securities, as of and for the year ended December 31, 2014 in accordance with auditing standards generally accepted in the United States of America, we considered the Proprietorship's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Proprietorship's internal control. Accordingly, we do not express an opinion on the effectiveness of the Proprietorship's internal control.

Also, as required by Rule 17a-5(g)(1)of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Proprietorship including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The Proprietor of the Proprietorship is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by the Proprietor are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide the Proprietor with reasonable but not absolute assurance that assets for which the Proprietorship has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with the Proprietor's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Independent Auditor's Report on Internal Control Structure -continued

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow the Proprietor or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Proprietorship's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Proprietorship's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Proprietor, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Root Spitznas & Smiley Inc

ROOT, SPITZNAS & SMILEY, INC.
January 27, 2015